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STEPHANIE A. CAPISTRON

STEPHANIE.CAPISTRON@DECHERT.COM

+1 617 728 7127 DIRECT

February 5, 2024

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Brian Szilagyi

Re: Virtus Equity Trust (the “Registrant”)

(File No. 811-00945)

Dear Mr. Szilagyi:

This letter responds to the comments you provided to Jennifer Fromm in a telephonic discussion with respect to your review of the Registrant’s Annual Report for the period ended September 30, 2023, filed on Form N-CSR on December 7, 2023 (the “Annual Report”). On behalf of the Registrant, we have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the Annual Report.

Comment 1.

With respect to the Virtus KAR Small-Cap Value Fund, Virtus Tactical Allocation Fund, Virtus KAR Small-Cap Growth Fund, Virtus SGA Global Growth Fund, Virtus KAR Small-Cap Core Fund, Virtus KAR Capital Growth Fund, Virtus KAR Equity Income Fund, and Virtus KAR Mid-Cap Core Fund, the Staff notes that each fund paid dividends or made distributions in the nature of a dividend payment required to be accompanied by a Section 19(a) notice as required by the 1940 Act. Please explain in correspondence why the Statements of Changes in Net Assets or the Financial Highlights table did not disclose the return of capital distributions separately.

Response 1.

Section 19(a) requires a written notice to shareholders if the payment of any distribution is made from any source other than a fund’s net investment income. The above listed series of Virtus Equity Trust provided a written 19(a) Notice to inform shareholders of distributions sourced from Net Realized Gains (Proceeds from Sale of Securities or Other Capital Gains). None of these Funds sourced any distributions from Return of Capital during their period ended September 30, 2023, and no such disclosure was made in any written 19(a) Notice to shareholders.

Comment 2.

Note 3.G. in the Notes to Financial Statements section of the Annual Report states that Virtus and its affiliates held shares of the Virtus KAR Small-Mid Cap Value Fund. Note 6 in the Notes to Financial Statements section states that affiliated shareholder accounts also held shares in the Virtus KAR Small-Mid Cap Growth Fund and the Virtus SGA New Leaders Growth Fund. Please explain in correspondence why the additional affiliated fund holdings included in Note 6 are not disclosed in Note 3.G.

Response 2.

The Registrant notes that additional affiliate holdings included in Note 6 are not disclosed in Note 3.G. because Virtus historically supplementally disclosed significant affiliate ownership in Note 3.G. The affiliated positions held in Virtus KAR Small-Mid Cap Growth Fund and the Virtus SGA New Leaders Growth Fund are not considered significant and therefore are not included. Going forward, the Registrant will revise the introduction to the table to clarify that only significant ownership is included. The fund holdings disclosed under Note 6 are inclusive of all affiliated ownership which individually amounted to more than 10% of the total shares outstanding.

Comment 3.

With respect to Note 5 in the Notes to Financial Statements section of the Annual Report, please explain in correspondence how the Virtus KAR Small-Cap Core Fund and the Virtus KAR Small-Cap Growth Fund meet the diversification requirements considering individual investments representing more than 5% of the total assets are greater than 25% of total assets.

Response 3.

The Registrant notes that the diversification test is applied at the time of purchase of a security. The Registrant confirms that each of the Virtus KAR Small-Cap Core Fund’s and the Virtus KAR Small-Cap Growth Fund’s aggregate holdings in investments exceeding five percent of total assets represented less than 25% of the Fund’s total assets at the time of purchase. Subsequently, the value of the aggregate holdings of these securities exceeded 25% due to market movement. Accordingly, the Registrant is in compliance with the diversification requirements of the 1940 Act.

* * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (617) 728-7127 if you wish to discuss this correspondence further.

Very truly yours,
/s/ Stephanie A. Capistron
Stephanie A. Capistron